Yucheng Technologies Ltd.

Investor Presentation

May 2007



www.yuchengtech.com

Disclosure Statement

Forward Looking Statements

This release may contain forward-looking statements within the meaning of the Private securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: business conditions in China, changing interpretations of generally accepted accounting principles; outcomes of government reviews; inquiries and investigations and related litigation; legislation or regulatory environments, requirements or changes adversely affecting the businesses in which Yucheng Technologies is engaged fluctuations in customer demand; management of rapid growth; intensity of competition from other IT providers; market acceptance of new products; general economic conditions; geopolitical events and regulatory changes; as well as other relevant risks detailed in filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. The company does not assume any obligation to update the information contained in this press release or filings.

Corporate Overview

History	Founded in June, 1999
Customers	All the leading domestic banks in China
Offering	IT services and solutions to Banks in China (online banking, call center, risk management)
Operations	Nationwide presence - 6 offices in China
Employees	800 employees nationwide
Financials	US$39.8mn in sales; US$6.1mn in net profits – 2006 (un-audited for operating companies only, excluding merger costs and shell company expenses)

Investment Highlights

Yucheng is a leading IT and outsourced service provider to China's financial industry currently and is the only financial technology ("fintech") player from China listed on NASDAQ…

Fast Growing Fintech Market

- Most major Chinese banks are public companies and have access to sufficient capital to invest in IT
- Accelerated trend of Chinese banks relying on IT to improve their customer service level and competitiveness
- Opportunity for Yucheng to be an industry consolidator and to achieve higher margins and attractive return on equity through scale

Leadership in Key Segments

- A leading local IT services and solutions provider focused on China's banking industry
- Established brand name and recognition - market leadership in risk management and call center solutions, and a leading 70% market share in internet banking platform

Experienced & Highly Incentivized Management

- Local management team with strong track record
- Incentive scheme for management to hit performance targets (net profit):

2007	US$8.5 million
2008	US$11.9 million
2009	US$16.7 million
2010	US$23.3 million

China Banking: Huge Market Potential…


Total Assets of Banking Industry
(Unit: Trillion USD)
11.9
5.7
China
U.S.

Source: *China Banking Regulatory Commission, FDIC*

- Highly concentrated:
  - Top five major banks have assets of 3 trillion USD, 55.2% of total Chinese banking assets
  - Top 16 banks have 71.4% of the total assets
  - About 35,000 banks in total
- 1.3 billion customers
- One of the highest saving rates in the world
- An economy growing at 10% annually
- Rising middle class
- Shift toward consumption and service economy
- Formal recognition of private property ownership
- Increasing foreign competition (post WTO)
- Compliance to Basel II Accord by 2012

But…Poor IT Service Support Infrastructure

Average waiting time for counter service at first-tier Chinese banks is <u>85</u> minutes

(source: *People's Daily* - 2007.04.02)





Root Causes:

- Poor branch layout; minimal basic IT support infrastructure
- Inadequate customer service reps
- Lack of alternative service channels:
    - Low web-banking penetration rate
    - Low call center seat operation

A Tale of Two Banks

	Bank of America	中国建设银行 China Construction Bank
Market Cap. (USD)	227 Billion	126 Billion
Revenue (USD)	74 Billion	19 Billion
Accounts	21 Million	200 Million
Call Center Seats	12,000	1,200
Call Center Seats per 10,000 accounts	5.70	0.06
e-Banking customer in percentage	71.0%	7.5%

Future Opportunities at China Construction Bank:
- Call Center build-out
- Investment in e-Banking

Source: *2006 annual report of CCB and BoA, Forbes: The Global 2000- March 29, 2007*

A Tale of Two Countries

At less than 1% of the US fintech industry as measured by market value, China's fintech sector is still at a nascent development stage…


SUNGARD
Fiserv
FIRST DATA
STATE STREET
ADP
DST
certegy
ChoicePoint
EQUIFAX
>US$100 billion
US Market
~US$1.0 billion
China Market

***Source**: Estimated market value of ten biggest China and US Fintech companies by IDC*

Projected Growth for Banking IT Solutions

IDC forecasts robust 21% CAGR for Chinese banking solutions (non-SI) for the next 5 years…



1800
1600
1400
1200
1000
800
600
400
200
0
Revenue (USD M)
CAGR = 21.7%
767
927
1,121
1,327
1,565
2006
2007
2008
2009
2010

Source: 2006 IDC Report – PRC Banking Industry IT Solution Market Research

Yucheng Service Positioning



Customer Channels
Counter Service
Web Banking
Call Center
Cell Phone Banking
ATM/POS
Middleware
(IT services – i.e. Intermediary Business System)
Back-end Systems
Centralized Database
- Mgt Analytical System
- Risk Mgt System
- Performance Measurement System
- Auditing System
- HR System
- CRM
Core-banking System

Cost per Transaction
Counter Service: RMB3.06
Web Banking: RMB0.49
(Source: ICBC)

Fintech Leadership: Online Banking

Proprietary Web-banking Solution

Multi-channel integration platform and web banking application software built on J2EE technology, providing banks with complete solution for web-banking applications, channel integration and management, which allows banks to better integrate and manage their internet banking platform.

Client:

ICBC ,CCB, Bank of Communications, Bank of Shanghai, Bank of Beijing, etc.

Market Position:

70% market share by number of users, 80% win rate in 2006

Case:

Client (Project Duration)	ICBC (2001-2003)	CCB (2005-2007)
Registered User No.	1.30M to 7.50M	3.5M to 15.0M
Transaction Volume (per Day)	0.02M to 1.00M	0.37M to 5.00M
Results	Higher customer retention; lower customer service costs	

Fintech Leadership: Risk Management

Risk/Performance Management Solution

A suite of consulting and implementation services in Risk/Performance Management, such as Asset and Liability Management, Funds Transfer Pricing, Market Risk Management, Profitability Analysis, Treasury and Derivatives pricing and STP processes, and other quantitative analysis.

Client:

CCB, ICBC, ABC, CMB, MSBC, CNCB, Huaxia Bank, China Industrial Bank, etc.

Market Position:

Local leader in risk management solutions.

Case:

Client	Undisclosed (one of the Tier II national banks)
Project Duration	2002-2003
Project Scope	Consulting & implementation of asset-liability management, fund transfer pricing
Results	Optimized the client's asset-liability structure & capital allocation efficiency; contributed to the improvement of Shareholder's equity growth rate (13% - 18%) and net assets growth rate (10% - 50%)

Fintech Leadership: Call Center Solution

Call Center Solution

Suite of call center solutions including IT and business consulting, solution implementation and customization services to Chinese banks

Client:

China Construction Bank (CCB), Huaxia Bank, Bank of Communications

Market Share: approximately 19% of all call center seats built for banks

Case:

Project:	Liaoning Provincial Branch Call Center Upgrade Project
Monthly User Increase:	15,000
Customer Satisfaction Ranking within CCB:	26th to 6th

Diverse Customer Base

Yucheng has served all leading financial institutions in China and is well positioned to win future businesses

Top Tier Nationwide Banks

- 中国工商银行 INDUSTRIAL AND COMMERCIAL BANK OF CHINA
- 中国建设银行 China Construction Bank
- 中国银行 BANK OF CHINA
- 中国农业银行 AGRICULTURAL BANK OF CHINA
- 交通银行 BANK OF COMMUNICATIONS

Other Commercial Banks

- 广东发展银行 GUANGDONG DEVELOPMENT BANK
- 兰州市商业银行 Lanzhou City Commercial Bank
- 华夏银行 HUAXIA BANK
- 浙商银行 CHINA ZHESHANG BANK
- 上海浦東發展銀行 SHANGHAI PUDONG DEVELOPMENT BANK
- 兴业银行 INDUSTRIAL BANK CO.,LTD.
- 南京银行 BANK OF NANJING
- 中国民生银行 CHINA MINSHENG BANKING CORP., LTD.
- 中信实业银行 CITIC INDUSTRIAL BANK
- 深圳发展银行 SHENZHEN DEVELOPMENT BANK CO.,LTD.
- 上海银行 Bank of Shanghai
- 北京银行 BANK OF BEIJING

Proven Management Team

Senior management has extensive experience in serving the financial services industry in multiple disciplines: core banking know-how; capabilities in software development; consulting and systems integration

CEO

Mr. Weidong Hong

- Co-founder of Sihitech
- Chairman and CEO, Sihitech
- VP of PC department, Secom China, Ltd.
- General Manager, GIT
- Holds a B.E. and EMBA degree from Tsinghua University

COO

Mr. Shuo Zeng

- Co-founder of e-Channels
- Chairman and CEO, e-Channels
- General Manager of Info Product Dept, Finance Project & System Integration Dept., Nantian Group
- Holds B.E of Automation from Beijing Polytechnic University

CFO

Mr. Peter Li

- CFO of Sihitech
- Controller of Lenovo Group
- Financial Controller of Delano Technologies (NASDAQ : DTEC)
- Certified General Accountant (C.G.A) of Canada
- Holds B.A. from Beijing Foreign Studies University and Master of Education from University of Toronto

Experienced Board

The Board understands the overall industry trends and can offer strategic guidance in organic growth and acquisition plan

Chairman

Mr. Chih Cheung

- Managing General Partner- Staples Asia Investment;
- Former Senior Advisor to Chinatrust Commercial Bank;
- Board member of MDS, a leading IT banking solution provider in Taiwan;
- Former investment banker with Goldman Sachs NY/HK;
- Holds AB and AM, MBA and JD - Harvard University

Board Director

Mr. Liao Li

- Associate Dean & Professor of Finance, Tsinghua University;
- Director of School of Economics and Management, Tsinghua University;
- Assistant to Chairman of Esquel Group;
- Holds MBA, MIT Sloan School of Management; PhD. in Engineering Economics, Tsinghua University; B.E. in Electrical Engineering, Tsinghua University

Board Director

Mr. Chi Wei Joong

- General Manager and President for the Credit Card division of China Merchants Bank;
- Executive Vice President of the retail banking division of Chinatrust Commercial Bank;
- Serves on the advisory board for Visa International;
- Holds degree from Keynes University and New York University

Competitive Landscape


End to End Localized Solutions
Price
Yucheng 宇信易诚
神州数码 Digital China
东南融通 Longtop Group
VANDA GROUP
Global InfoTech
信雅达 SUNYARD
北大青鸟
Nantian
IBM
accenture
hp invent
BearingPoint. Management & Technology Consultants
SUNGARD
FIRST DATA
ADP
Fiserv

Competitive Landscape

The Yucheng Advantages

	Yucheng	Global Competitors	Local Competitors
Local Brand Name	●	◕	◑
End-to-end Solution	●	◑	◑
Localized Offerings	●	◔	◑
Adequate Capital	●	●	◔
Nationwide Presence	●	◑	◔
Focus on Banking	●	◑	◑

Key

○ → ●

Weak Strong

Growth Strategy #1: Value Chain Migration

We are leveraging our existing knowledge of banking in China and extensive relationships with leading banks to move up the value chain from system integration to IT consulting, software as services and outsourced solutions…



Outsourced Operations
Solution / Maintenance Services
Software Platform and Products
IT Consulting
System Integration
Value Chain Migration
Revenue Model
Project based
Recurring / Transaction based

Growth Strategy #1:
Value Chain Migration – Case Study

POS Merchant-Acquiring Services



Chinese Bankcard & POS Market Overview:

Debit Card Issuance:	1.1 billion
Credit Card Issuance:	50.0 million
Annual POS Transaction Volume increase:	97%
Annual Transaction Amount per POS:	230,000USD (China Unionpay data)

Comparison of POS Market for Brazil and China:

	Brazil	China
Population	118M	1,313M
GDP per Person (USD)	4,171	1,992
POS Installation	7,000,000	810,000

Source: *China Payment System Development Report – The People's Bank of China, Econstats website*

Growth Strategy #1:
Value Chain Migration – POS Initiative

POS Outsourced Service Initiative



Current Partner:	China Merchants Bank The biggest credit card issuer (market share of 20%)
POS Installed:	800
Cost per Machine	250USD
Sales Offices:	Beijing, Nanjing, Shanghai, Changsha, Wuxi, Xi'an
Revenue Model:	Percentage sharing of transaction revenues deriving from installed POS machines


3-year Estimated POS Machine Accumulative Installation
7,000
20,000
50,000
2007
2008
2009


3-year Estimated POS Business Operating Cities
10
20
40
2007
2008
2009

Growth Strategy #2: Customer Base Expansion

Yucheng will expand vertically into smaller banks and horizontally into other segments of the financial services industry…

Deeper Penetration of Banks

Banking System
- Nationwide banks
- Cross-regional commercial banks
- Regional commercial banks
- Rural credit cooperatives

\+

Broad Move into New Segments
- Insurance Companies
- Assets Management Companies
- Securities Companies
- Investment Banks
- Emerging Players (online payment, mobile payment, etc.)

=

Leading Fintech company in China

Financials:
Three - Year Revenue & EBIT Analysis

- *Non-SI revenue growing at 47% CAGR from 2004 to 2006*
- *EBIT growing at 39% CAGR from 2004 to 2006*



Software & Outsourced
IT consulting
SI
32.2mn
6.7
25.2mn
10.5
39.8mn
14.5
04 Sales
05 Sales
06 Sales (un-audited)
3.46mn
3.73mn
6.69mn
04 EBIT
05 EBIT
06 EBIT (un-audited)

Financials:
2006 Sales and Gross Profits Analysis

Non-SI business is only 36% of the total revenue, but grew at 47% CAGR from 2004 and contributes 71% to the company's gross margin in 2006…

2006 Revenue Breakdown


Software&
Outsourced
16%
IT
Consulting
20%
System
Integration
64%

2006 Gross Profit Breakdown


Software&
Outsourced
36%
System
Integration
29%
IT
Consulting
35%

Investment Highlights

Yucheng is a leading IT and outsourced service provider to China's financial industry currently and is the only financial technology ("fintech") player from China listed on NASDAQ…

Fast Growing Fintech Market

- Most major Chinese banks are public companies and have access to sufficient capital to invest in IT
- Accelerated trend of Chinese banks relying on IT to improve their customer service level and competitiveness
- Opportunity for Yucheng to be an industry consolidator and to achieve higher margins and attractive return on equity through scale

Leadership in Key Segments

- A leading local IT services and solutions provider focused on China's banking industry
- Established brand name and recognition - market leadership in risk management and call center solutions, and a leading 70% market share in internet banking platform

Experienced & Highly Incentivized Management

- Local management team with strong track record
- Incentive scheme for management to hit performance targets (net profit):

2007	US$8.5 million
2008	US$11.9 million
2009	US$16.7 million
2010	US$23.3 million

Thank You!

Investor Relations Contacts:

Peter Li; Wei Peng

investors@yuchengtech.com

Tel: +8610-6442-0533